Exhibit 10.1.24

Description of Certain Former Director and
Named Executive Officer Compensatory Arrangements

Dr. William K. Hall declined to stand for reelection to the Great Plains Energy Board of Directors at the May 6, 2008, annual shareholders meeting.  On that date, the Great Plains Energy Board of Directors recognized his service as a director by providing a nominal value token of appreciation and committing to making a $5,000 donation in his name to a charitable organization of his choice.

On May 5, 2008, the Compensation and Development Committee approved an executive health management benefit program to be made available to all officers of Great Plains Energy and KCP&L, including the named executive officers.  The total annual cost of the program is estimated to be approximately $50,000.